Filed Pursuant to Rule 424(b)(3)
File Number 333-135121

Prospectus Supplement No. 7
to Prospectus dated August 10, 2007, as supplemented by
Prospectus Supplement No. 1 dated August 14, 2007,
Prospectus Supplement No. 2 dated September 21, 2007,
Prospectus Supplement No. 3 dated October 10, 2007,
Prospectus Supplement No. 4 dated November 14, 2007,
Prospectus Supplement No. 5 dated December 3, 2007 and
Prospectus Supplement No. 6 dated December 19, 2007

XETHANOL CORPORATION

This Prospectus Supplement No. 7 supplements our Prospectus dated August 10, 2007, as supplemented by Prospectus Supplement No. 1 dated August 14, 2007, Prospectus Supplement No. 2 dated September 21, 2007, Prospectus Supplement No. 3 dated October 10, 2007, Prospectus Supplement No. 4 dated November 14, 2007, Prospectus Supplement No. 5 dated December 3, 2007 and Prospectus Supplement No. 6 dated December 19, 2007. The shares covered by the Prospectus have been registered to permit their resale to the public by the selling stockholders named in the Prospectus. We are not selling any shares of common stock in this offering and will not receive any proceeds from this offering, except on the exercise of warrants.

Our common stock is listed on the American Stock Exchange (“AMEX”) under the symbol “XNL.” The last sale price reported on the AMEX for our common stock on January 10, 2008 was $0.92.

This Prospectus Supplement includes the attached Current Report on Form 8-K dated January 7, 2008, as filed with the U.S. Securities and Exchange Commission on January 11, 2008.

You should read the Prospectus and this Prospectus Supplement No. 7, together with Prospectus Supplement No. 1 dated August 14, 2007, Prospectus Supplement No. 2 dated September 21, 2007, Prospectus Supplement No. 3 dated October 10, 2007, Prospectus Supplement No. 4 dated November 14, 2007, Prospectus Supplement No. 5 dated December 3, 2007 and Prospectus Supplement No. 6 dated December 19, 2007, carefully before you invest, including the section of the Prospectus titled “Risk Factors,” which begins on page 5 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is January 11, 2008.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 7, 2008

Xethanol Corporation
(Exact Name of Registrant as Specified in Its Charter)

Delaware
(State or Other Jurisdiction of Incorporation)

000-50154	84-1169517
(Commission File Number)	(IRS Employer Identification No.)

1185 Avenue of the Americas New York, New York	10036
(Address of Principal Executive Offices)	(Zip Code)

(646) 723-4000
(Registrant’s Telephone Number, Including Area Code)

__________________________________________
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.02 Termination of a Material Definitive Agreement.

In a Current Report on Form 8-K dated October 5, 2007 and filed on October 10, 2007, Xethanol Corporation (“Xethanol”), the registrant, announced that it entered into a Stock Purchase and Termination Agreement (the “Agreement”) with H2Diesel Holdings, Inc. (“Holdings”), and Holdings’ wholly-owned subsidiary, H2Diesel, Inc. (“H2Diesel”). Under the Agreement, Xethanol agreed to sell to Holdings 5,460,000 shares of the common stock of Holdings, or approximately 31.6% of Holdings’ outstanding common stock, for the aggregate price of $7.0 million, or approximately $1.28 per share. In addition, the Agreement provided for termination of certain agreements to which Xethanol and H2Diesel are parties and cancellation of a $50,000 loan from Xethanol to H2Diesel at the closing. On signing the Agreement, Holdings paid Xethanol a $250,000 non-refundable deposit to apply towards the purchase price described above.

The Current Report on Form 8-K also noted that the closing was conditioned on Holdings’ obtaining a minimum of $10,000,000 of new financing and that if the closing did not occur on or before November 9, 2007, or a later date as the parties might agree in writing, each party would have an independent right to terminate the Agreement on 10 calendar days’ written notice to the other party. Xethanol has the right to retain the non-refundable deposit of $250,000 if the Agreement is terminated other than as a result of a breach by Xethanol of its obligations under the Agreement. On or about November 13, 2007, the parties agreed in writing to amend the Agreement to extend the closing date referenced above from November 9, 2007 to November 23, 2007.

The closing did not occur on or before November 23, 2007. Accordingly, on January 7, 2008, Xethanol provided Holdings and H2Diesel with written notice to terminate the Agreement effective January 17, 2008, ten (10) calendar days from the date of the notice. Upon termination, Xethanol will retain the non-refundable deposit of $250,000 and 5,850,000 shares of Holdings’ common stock that it currently owns, the other agreements to which Xethanol and H2Diesel are parties remain in effect and the $50,000 loan from Xethanol to H2Diesel remains outstanding.

The description of the terms of the Agreement in this report is qualified in its entirety by reference to the full text of the Agreement, which was filed as Exhibit 10.1 to the Current Report on Form 8-K dated October 5, 2007 and is incorporated into this report by this reference.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Xethanol Corporation

Date: January 11, 2008	By:	/s/ David R. Ames
David R. Ames
Chief Executive Officer and President